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                             March 8, 2022

       Bryan C. Gunderson
       President and Chief Executive Officer
       Falcon Minerals Corporation
       609 Main Street, Suite 3950
       Houston, TX 77002

                                                        Re: Falcon Minerals
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 9,
2022
                                                            File No. 001-38158

       Dear Mr. Gunderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement on Schedule 14A filed February 9, 2022

       Questions and Answers About the Merger and the Special Meeting, page 9

   1. Please revise or add a new question and answer to disclose the ownership interests following the merger.
In this regard, we note that Falcon shareholders will experience substantial dilution
and will hold only a minority share position in the Post-Combination
                                                        Company.
       What will Falcon stockholders receive in the Merger?, page 10

   2. Please clarify, if true, that the Falcon warrant holders will retain the warrants they currently own. We note
the disclosure on the cover page that the warrants will be listed on Nasdaq under a new
symbol.
 Bryan C. Gunderson
FirstName  LastNameBryan
Falcon Minerals CorporationC. Gunderson
Comapany
March      NameFalcon Minerals Corporation
       8, 2022
March2 8, 2022 Page 2
Page
FirstName LastName



Summary of the Proxy Statement
Related Agreements
Registration Rights Agreement, page 23

3. We note that you entered into a registration rights agreement with Royal Resources and
         DPM Members that will require you to register the resale under the Securities Act shares of Falcon Class A Common Stock held by them. Please revise to disclose the amount of shares of common stock which will be subject to this registration rights agreement.
Risk Factors, page 39

4. We note that the Third Amended and Restated Certificate of Incorporation will include an exclusive forum provision which designates the Court of Chancery of the State of
         Delaware to be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Corporation, provided, however, that, if and only if the Court of
         Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the
         State of Delaware with subject matter jurisdiction over the matter. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
         If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Unaudited Pro Forma Condensed Consolidated Combined Financial Statements
Note 2. Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet Transaction Adjustments, page 79

5. Please tell us about the factors that underlie the preliminary allocation to Unproved oil and gas properties on a pro forma basis.
6. Tell us why pro forma adjustment C is not reflected as a nonrecurring adjustment in the pro forma condensed consolidated combined statements of operations.
7. We note that pro forma adjustments D, E, and F include the assumption that Falcon Class
         C Shares and Falcon Partnership Units will be classified as temporary equity in the Post-
         Combination Company due to the cash redemption features of these instruments. Revise to describe the material terms of the cash redemption features.
 Bryan C. Gunderson
FirstName  LastNameBryan
Falcon Minerals CorporationC. Gunderson
Comapany
March      NameFalcon Minerals Corporation
       8, 2022
March3 8, 2022 Page 3
Page
FirstName LastName
8. Tell us how your pro forma information reflects the planned reverse stock split of the
         Falcon Common Stock prior to the proposed merger.
9.       If material, clarify how Falcon   s outstanding warrants will be
treated as part of the
         proposed merger.
10. We note that executive officers will be granted one-time equity-based awards under the
         Incentive Plan Proposal. Tell us how you considered providing a nonrecurring pro forma adjustment to reflect this grant.
Background of the Merger, page 114

11. You state that on November 10, 2021, a representative of Falcon received an e-mail inquiry from a representative of Desert Peak indicating an interest in delivering a proposal for a business combination. Please clarify whether Desert Peak initiated the indication of interest and revise your disclosure to identify the individuals that participated in this indication of interest. In addition, we note that on November 11, 2021, a representative of
         Falcon received a proposal from representatives of Desert Peak. Please expand your disclosure to describe how the parties determined the merger consideration.
The Merger
Financial Analyses, page 135

12.      Revise to clarify the meaning of the implied pro forma
Post-Combination Company
         ownership ranges and to explain why different ranges were used for different elements of the valuation analyses performed.
The Merger
Opinion of Houlihan Lokey Capital, Inc., page 135

13. We note that Houlihan Lokey reviewed "certain data for selected publicly-traded royalty and mineral companies, that Houlihan Lokey deemed relevant." Please revise to state the criteria the advisor used to select comparable companies. If any companies were excluded from the selection criteria, please state as much and disclose the reason for excluding such companies.
14.      We note Houlihan Lokey   s statement that the opinion was furnished
solely for the use of
         the Transaction Committee (solely in its capacity as such) in connection with its evaluation of the Merger Transactions and may not be used for any other purpose without
         Houlihan Lokey's prior written consent. Please disclose, if true, that the financial advisor has consented to the use of its opinion in your proxy statement.
Miscellaneous, page 140

15. Please revise to disclose any compensation received or to be received as a result of the relationships among Houlihan Lokey and the parties pursuant to Item 1015 of Regulation
         M-A.
 Bryan C. Gunderson
FirstName  LastNameBryan
Falcon Minerals CorporationC. Gunderson
Comapany
March      NameFalcon Minerals Corporation
       8, 2022
March4 8, 2022 Page 4
Page
FirstName LastName
Certain Unaudited Forecasted Financial Information, page 141

16. Please provide us with information supporting the changes in net production for the periods presented for Falcon and Desert Peak. In addition, tell us the basis used for the price assumptions for Desert Peak for 2022 through 2026.
Amendment to Falcon OpCo Partnership Agreement, page 162

17. We note the disclosure that Falcon and Desert Peak will cooperate in good faith to amend the Falcon OpCo Partnership Agreement, effective as of the Merger Effective
         Time. Expand your disclosure to describe the tax and related structuring matters which will be included in the amended Falcon OpCo Partnership Agreement. We note the cross-
         reference to the Amended and Restated Limited Liability Company Agreement of Desert
         Peak LLC.
18. Please include a form of the amended and restated Falcon Opco Partnership Agreement or explain to us why this is not material to investors.
Information About Desert Peak
Crude Oil, Natural Gas and NGLs Data, page 175

19. Expand the disclosure to identify the preparer of the estimates of proved reserves for the
         Chambers Acquisition. Refer to Item 1202(a)(7) of Regulation S-K. Acreage, page 180

20. Expand the disclosure to provide information relating to material amounts of undeveloped acreage subject to expiration, e.g. associated with royalty and overriding royalty interests.
         Refer to Item 1208(b) of Regulation S-K.
Drilling Results, page 180

21. Expand the disclosure to provide the total number of gross and net productive wells as of
         December 31, 2020 comparable to the information presented on page 193. Refer to Item
         1208(a) of Regulation S-K and the comment below regarding the disclosure of such wells expressed separately as the number of productive oil wells and the number of gas wells.
22.      Expand the disclosure to provide the number of net productive development and
         exploratory wells drilled during each of the last two fiscal years. Refer to Item 1205 of
         Regulation S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Desert Peak
Production and Operations, page 192

23. Expand the disclosure of the total number of gross and net productive wells to additionally provide the number of gross and net productive oil wells and the number of gross and net
 Bryan C. Gunderson
FirstName  LastNameBryan
Falcon Minerals CorporationC. Gunderson
Comapany
March      NameFalcon Minerals Corporation
       8, 2022
March5 8, 2022 Page 5
Page
FirstName LastName
         productive gas wells as of December 31, 2020. Refer to Item 1208(a) of Regulation S-K.
Kimmeridge Mineral Fund, LP
Notes to Consolidated Financial Statements
Note 15 Supplemental Oil and Gas Information (Unaudited)
Analysis of Changes in Proved Reserves, page F-28

24. Expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type to additionally provide the net quantities at the beginning of the initial year shown in the reconciliation, e.g. December 31, 2017. Refer to FASB ASC 932-
         235-50-4.
25. Expand the explanation of the significant changes that occurred due to extension and discoveries for each period represented in the reserves reconciliation to indicate the extent, if true, that these additions include contributions from the conversion of non-proved and/or contingent resources to proved due to operator drilling activity. Refer to FASB
         ASC 932-235-50-5 and the comparable disclosure presented on page F-69. This comment also applies to the comparable disclosure presented on page F-86.
General

26. Please disclose whether the combined company will be a "controlled company" under
         NASDAQ's rules following the merger and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 69 indicating that upon completion of the merger, DPM Members will own approximately 73% of the outstanding shares of common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-6001 or John Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Jennifer
O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at
202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at 202-551-3844, or Loan Lauren
Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
 Bryan C. Gunderson
Falcon Minerals Corporation
FirstName
March 8, 2022  LastNameBryan C. Gunderson
Comapany
Page    6      NameFalcon Minerals Corporation
March 8, 2022 Page 6
cc:       Nick S. Dhesi
FirstName LastName